================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 11)

                                   ----------

                            THE FORTRESS GROUP, INC.

                                (Name of Issuer)

Common Stock, Par Value $0.01 Per Share                        3495K108
--------------------------------------------------------------------------------
     (Title of class of securities)                         (CUSIP number)


       Marjorie L. Reifenberg, Esq.                    David P. Stone, Esq.
Lazard Freres Real Estate Investors L.L.C.         Weil, Gotshal & Manges LLP
           30 Rockefeller Plaza                         767 Fifth Avenue
         New York, New York 10020                   New York, New York 10153
              (212) 632-6000                             (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                  June 17, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages

================================================================================

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Prometheus Homebuilders LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF
               FUNDS:         N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                         - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                       - 0 -
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                    - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                  - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   - 0 - shares

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [ ]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LF Strategic Realty Investors II L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF
               FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                         - 0 -
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:                    - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                 Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF
               FUNDS:          N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                         - 0 -
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                    - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                 Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II - CADIM Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF
               FUNDS:         N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                         - 0 -
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                       - 0 -
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                    - 0 -
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                  - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                 Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres Real Estate Investors L.L.C.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF
               FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                     - 0 -
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:                - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  3495K108                                         13D                                 Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres & Co. LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                     - 0 -
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:                - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   - 0 -

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 10 to Schedule 13D (this "Amendment") is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"); LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"); LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"); LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"); Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"); and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard" and, together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D originally filed by Prometheus on August 25, 1997 (the "Initial Schedule 13D"). The Initial Schedule 13D, as amended prior to the date hereof (the "Amended Schedule 13D"), is hereby further amended as follows:



Item 2.           Identity and Background.

                  Items 2(c) and (f) are hereby amended and supplemented by the addition of the following name to Schedule II:

                                 Ali E. Wambold



Item 5.           Interest in Securities of the Issuer.

                  On June 17, 2002, Prometheus sold to FG Acquisition Corporation all of the securities of Fortress which Prometheus owned on that date, and Mr. Robert Short repaid to Prometheus all of his indebtedness to Prometheus which was secured by a pledge to Prometheus of securities of Fortress owned by Mr. Short. As a result of such transactions (which were consummated pursuant to the Securities Purchase Agreement referred to in Items 6 and 7 below), Prometheus ceased to be the beneficial owner of any Fortress securities.



Item 6.           Contracts, Arrangements, Understandings, or
                  Relationships With Respect to Securities of the Issuer.


                  On June 17, 2002, Prometheus and the other parties to the Securities Purchase Agreement, dated June 17, 2002, among FG Acquisition Corp., Lennar Corporation, Prometheus and Robert Short, executed such agreement and, pursuant thereto, consummated the transactions referred to in Item 5 above.

Item 7.           Material to be Filed as Exhibits.


Exhibit 1 Securities Purchase Agreement, dated June 17, 2002, among FG Acquisition Corp., Lennar Corporation, Prometheus and Robert Short.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 PROMETHEUS HOMEBUILDERS LLC

      By LF Strategic Realty Investors II L.P., its managing member,

               by  Lazard Freres Real Estate
                       Investors L.L.C.,
                       its general partner,


                       by       /s/ John A. Moore
                           ----------------------------------------
                             Name:  John A. Moore
                             Title: Managing Principal and
                                    Chief Financial Officer

      LF STRATEGIC REALTY INVESTORS II L.P.

               By  Lazard Freres Real Estate Investors
                       L.L.C., its general partner,


                       by       /s/ John A. Moore
                           ----------------------------------------
                             Name:  John A. Moore
                             Title: Managing Principal and
                                    Chief Financial Officer


      LFSRI II ALTERNATIVE PARTNERSHIP L.P.

               By  Lazard Freres Real Estate Investors
                       L.L.C., its general partner,


                       by       /s/ John A. Moore
                           ----------------------------------------
                             Name:  John A. Moore
                             Title: Managing Principal and
                                    Chief Financial Officer

      LFSRI II - CADIM ALTERNATIVE PARTNERSHIP L.P.

               By  Lazard Freres Real Estate Investors
                       L.L.C., its general partner,


                       by       /s/ John A. Moore
                           ----------------------------------------
                             Name:  John A. Moore
                             Title: Managing Principal and
                                    Chief Financial Officer


      LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                       by       /s/ John A. Moore
                           ----------------------------------------
                             Name:  John A. Moore
                             Title: Managing Principal and
                                    Chief Financial Officer

      LAZARD FRERES & CO. LLC


                       by       /s/ Ali E. Wambold
                           ----------------------------------------
                             Name:  Ali E. Wambold
                             Title: Managing Director



Dated:  June 17, 2002